UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

Apco Oil and Gas International Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

Class A Shares, $0.01 per share

(Title of Class of Securities)

G0471F109

(CUSIP Number)

Richard E. Muncrief

One Williams Center

Tulsa, Oklahoma 74172-0172

(539) 573-2164

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G0471F109

(1)	NAME OF REPORTING PERSONS WPX Energy, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS:
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: Class A Shares: 0 Ordinary Shares: 0
	(8)	SHARED VOTING POWER: 0
	(9)	SOLE DISPOSITIVE POWER: Class A Shares: 0 Ordinary Shares: 0
	(10)	SHARED DISPOSITIVE POWER: 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Class A Shares: 0 Ordinary Shares: 0
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%
(14)	TYPE OF REPORTING PERSON: CO

Introduction

This Amendment No. 20 amends the Schedule 13D originally filed with the Securities and Exchange Commission on October 23, 1987 (as amended, the “Schedule 13D”) by The Williams Companies, Inc. (“Williams”) and certain other entities. Until December 31, 2011, WPX Energy, Inc. (“WPX”) was a wholly-owned subsidiary of Williams. This Schedule 13D relates to the Class A shares, par value $0.01 per share, and ordinary shares, par value $0.01 per share (collectively, the “Company Shares”), of Apco Oil and Gas International Inc., a Cayman Islands limited company (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

a)	WPX beneficially owns zero Class A Shares.

b)	The number of Class A Shares which WPX has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition: 0

iv.	Shared power to dispose or to direct the disposition: 0

c)	Effective January 29, 2015, Pluspetrol Resources Corporation, a company incorporated under the laws of the Cayman Islands (“Parent”), through Pluspetrol Black River Corporation, a Cayman Islands exempted company limited by shares and a wholly owned subsidiary of Parent (“Merger Sub”), acquired all of the outstanding equity interests of Issuer (the “Merger”), in which WPX had an approximately 69 percent controlling equity interest. Merger Sub acquired Issuer for $14.50 per share (the “Merger Consideration”), pursuant to the Agreement and Plan of Merger, dated October 2, 2014, by and between Parent, Merger Sub and Issuer.

Upon the Merger becoming effective, each Company Share was cancelled and extinguished and converted into the right to receive the Merger Consideration.

d)	Not applicable.

e)	WPX ceased to be the beneficial owner of more than 5 percent of the Class A shares on January 29, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2015

WPX Energy, Inc.

By:	/s/ Stephen E. Brilz
Name: Stephen E. Brilz Title: Vice President and Corporate Secretary

Executive Officers of WPX Energy, Inc.

Richard E. Muncrief

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Chief Executive Officer

Citizenship: USA

Amount Beneficially Owned: 0

Bryan K. Guderian

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Operations

Citizenship: USA

Amount Beneficially Owned: 0

Steven G. Natali

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Exploration

Citizenship: USA

Amount Beneficially Owned: 0

Dennis C. Cameron

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and General Counsel

Citizenship: USA

Amount Beneficially Owned: 0

J. Kevin Vann

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 0

Marcia M. MacLeod

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Human Resources and Administration

Citizenship: USA

Amount Beneficially Owned: 0

Michael R. Fiser

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Marketing

Citizenship: USA

Amount Beneficially Owned: 0

Board of Directors of WPX Energy, Inc.

Kimberly S. Lubel

CST Brands

One Valero Way

Building D, Suite D2-179

San Antonio, TX 78249

Principal Occupation: President, CEO and Chairman of CST Brands, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

John A. Carrig

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

William R. Granberry

Compass Operating, LLC

400 W. Illinois, Suite 1000

Midland, Texas 79701

Principal Occupation: Member of Compass Operating Company LLC, a private oil and gas exploration, development, and producing company.

Citizenship: USA

Amount Beneficially Owned: 0

Robert K. Herdman

Kalorama Partners LLC

1130 Connecticut Avenue NW, Suite 800

Washington, DC 20036

Principal Occupation: Managing Director of Kalorama Partners LLC, a consulting firm specializing in providing advice regarding corporate governance, risk assessment, crisis management and related matters.

Citizenship: USA

Amount Beneficially Owned: 0

Kelt Kindick

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Karl F. Kurz

c/o WPX Energy, Inc.

One Williams Center

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Jack E. Lentz

c/o WPX Energy, Inc.

One Williams Center

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

George A. Lorch

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

William G. Lowrie

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0

Richard E. Muncrief

(see above)

David F. Work

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0